                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)1

                                TCSI Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    87233R106
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 7, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-------------------------                              -------------------------
CUSIP No. 87233R106                   13D               Page 2 of 9 pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    2,613,834
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,613,834
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,613,834
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.72%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP No. 87233R106                   13D               Page 3 of 9 pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    2,613,834
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,613,834
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,613,834
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.72%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP No. 87233R106                   13D               Page 4 of 9 pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    2,613,834
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,613,834
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,613,834
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.72%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP No. 87233R106                   13D               Page 5 of 9 pages
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    2,613,834
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,613,834
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,613,834
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.72%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP No. 87233R106                   13D               Page 4 of 9 pages
-------------------------                              -------------------------

            The following statement  constitutes Amendment No. 2 to the Schedule
13D filed by the undersigned (the "Statement").  Except as specifically  amended by this Amendment No. 2, the Statement remains in full force and effect.

   Item 4 is hereby amended to add the following:

            On October 7, 2002,  Newcastle  Partners,  L.P.  ("NP")  delivered a letter to the Issuer  offering to acquire,  through an  appropriate  acquisition entity,  the outstanding  capital stock of the Issuer for $.40 per share in cash
(the  "Offer").  NP believes that such a transaction  would provide the Issuer's shareholders  immediate  liquidity and an immediate  opportunity to maximize the value of their investment. The Offer is subject to certain conditions, including completion of due  diligence,  obtaining all necessary  consents and  approvals, amendment of the Issuer's  shareholders  rights  agreement,  waiver of any other anti-takeover  provisions and certain other customary  conditions.  The Offer is not  based  on any  financing  contingency.  A copy of the  Offer is filed as an exhibit to this Statement and incorporated  herein by reference.  NP is prepared to immediately  enter into negotiations with the Issuer to finalize the terms of the proposed transaction.

   Item 7 is hereby amended to add the following exhibit:

            (b)   Letter from  Newcastle  Partners,  L.P.  to TCSI  Corporation, dated October 7, 2002.

-------------------------                              -------------------------
CUSIP No. 87233R106                   13D               Page 7 of 9 pages
-------------------------                              -------------------------

                                   SIGNATURES
                                   ----------

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   October 10, 2002              NEWCASTLE PARTNERS, L.P.

                                       By: Newcastle Capital Management, L.P.,
                                           its general partner
                                       By: Newcastle Capital Group, L.L.C.,
                                           its general partner

                                       By: /s/ Mark Schwarz
                                           -------------------------------------
                                           Mark Schwarz, Managing Member

                                       NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                       By: Newcastle Capital Group, L.L.C.,
                                           its general partner

                                       By: /s/ Mark Schwarz
                                           -------------------------------------
                                           Mark Schwarz, Managing Member

                                       NEWCASTLE CAPITAL GROUP, L.L.C.

                                       By: /s/ Mark Schwarz
                                           -------------------------------------
                                           Mark Schwarz, Managing Member

                                       /s/ Mark Schwarz
                                       -----------------------------------------
                                       Mark Schwarz

-------------------------                              -------------------------
CUSIP No. 87233R106                   13D               Page 8 of 9 pages
-------------------------                              -------------------------

                                  Exhibit Index

Exhibit                                                                 Page
-------                                                                 ----
a.      Joint Filing Agreement dated as of September 23, 2002
        by and among Newcastle Partners, L.P., Newcastle
        Capital Management, L.P., Newcastle Capital Group,
        L.L.C. and Mark Schwarz (previously filed).

b.      Letter from Newcastle Partners, L.P. to TCSI
        Corporation, dated October 7, 2002.                              9

-------------------------                              -------------------------
CUSIP No. 87233R106                   13D               Page 9 of 9 pages
-------------------------                              -------------------------

                            NEWCASTLE PARTNERS, L.P.
                          200 Crescent Court, Suite 670
                               Dallas, Texas 75201
                       (214) 661-7474 o Fax (214) 661-7475

                                 October 7, 2002

Via Fax and Fedex

The Board of Directors
TCSI Corporation
1080 Marina Village Parkway
Alameda, California 94501

Gentlemen:

            Newcastle  Partners,  L.P.  ("Newcastle") is the beneficial owner of
2,631,334  shares of Common  Stock of TCSI  Corporation  ("TCSI"),  constituting approximately 12.8% of its issued and outstanding Common Stock. Newcastle hereby sets forth its  willingness  to offer to acquire  TCSI,  through an  appropriate acquisition  entity,  for $.40  per  share in cash.  This  offer  represents  an attractive 11% premium to the current market price of $.36 per share. We believe this all-cash offer will provide TCSI's stockholders  immediate liquidity and an immediate  opportunity  to maximize  their  investment  in TCSI.  Our  proposal, however,  would be conditioned  upon  satisfactory  completion of due diligence, obtaining all necessary consents and approvals,  including approval of the Board of Directors and stockholders,  amendment of the stockholders' rights agreement, waiver  of any  other  anti-takeover  provisions  and  certain  other  customary conditions,  including  no  material  adverse  change  in  TCSI's  business  and confirmation that there are appropriate reserves for all contingent liabilities.
OUR OFFER IS NOT BASED ON ANY FINANCING CONTINGENCY. We are prepared to commence work immediately in order to satisfy the due diligence contingencies.

            Newcastle  stands ready to meet with the Board of Directors  and its representatives  as soon as possible.  Please  contact the  undersigned at (214)
661-7474 to discuss any questions  the Board might have.  Please be advised that time  is of the  essence  with  respect  to  this  offer  as the  value  of TCSI diminishes on a daily basis.

                                       Very truly yours,

                                       NEWCASTLE PARTNERS, L.P.

                                       By: Newcastle Capital Management, L.P.,
                                           its general partner
                                       By: Newcastle Capital Group, L.L.C.,
                                           its general partner

                                       By:  /s/ Mark Schwarz
                                            ------------------------------------
                                            Mark Schwarz, Managing Member